Exhibit 12.1

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Successor	Predecessor
(In Millions)	Period from February 1 to March 31,	Period from January 1 to January 31,	Three Months Ended March 31,
Earnings (losses):	2006	2006	2005

Loss before income taxes & adjustments for
minority interest and equity earnings/(losses)
in affiliates	$(221)	$22,846	$(1,069)

Add (deduct):
Fixed charges, from below	189	63	189
Distributed earnings of affiliates	112	-	186
Amortization of capitalized interest	-	1	4
Interest capitalized	(2)	-	5
Loss as adjusted	$ 78	$22,910	$ (685)

Fixed charges:

Interest expense, including capitalized amounts
and amortization of debt costs	$ 138	$ 41	$ 113
Portion of rental expense representative
of the interest factor	51	22	76
Fixed charges	$ 189	$ 63	$ 189

Ratio of earnings to fixed charges	(a)	363.29	(a)

                        ______________

                        (a) Earnings were inadequate to cover fixed charges by $111 million in the two month period ended March 31, 2006 and $874 million in the first quarter of 2005.